T. Rowe Price
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NEWS RELEASE

T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2015 RESULTS

BALTIMORE (October 22, 2015) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter of 2015 results, including net revenues of $1.05 billion, net income of $277.1 million, and diluted earnings per common share of $1.06. On a comparable basis, net revenues were $1.02 billion, net income was $303.6 million, and diluted earnings per common share was $1.12 in the third quarter of 2014. Weighted-average common stock outstanding has decreased since the end of 2014 as the firm has repurchased 11.2 million shares, or 4%, of its outstanding common stock during 2015.

Financial Highlights

	Three months ended			Nine months ended		
(in millions, except per-share data)	9/30/2014	9/30/2015	Percentage change	9/30/2014	9/30/2015	Percentage change
Investment advisory fees	$ 890.7	$ 922.6	4 %	$ 2,572.4	$ 2,761.3	7 %
Net revenues	$ 1,020.8	$ 1,049.0	3 %	$ 2,959.7	$ 3,148.4	6 %
Operating expenses	$ 532.1	$ 590.7	11 %	$ 1,548.8	$ 1,704.5	10 %
Net operating income	$ 488.7	$ 458.3	(6)%	$ 1,410.9	$ 1,443.9	2 %
Non-operating investment income	$ 5.2	$ .3	(94)%	$ 73.4	$ 60.1	(18)%
Net income	$ 303.6	$ 277.1	(9)%	$ 913.7	$ 919.8	1 %
Diluted earnings per share	$ 1.12	$ 1.06	(5)%	$ 3.37	$ 3.45	2 %
Average assets under management (in billions)	$ 739.5	$ 763.1	3 %	$ 719.4	$ 768.6	7 %

Assets under management at September 30, 2015, were $725.5 billion, a decrease of $47.5 billion from June 30, 2015, and $21.3 billion from the end of 2014.

	Three months ended 9/30/2015			Nine months ended 9/30/2015		
(in billions)	Sponsored U.S. mutual funds	Other investment portfolios	Total	Sponsored U.S. mutual funds	Other investment portfolios	Total
Assets under management at beginning of period	$ 500.1	$ 272.9	$ 773.0	$ 477.6	$ 269.2	$ 746.8
Net cash flows before client transfers	(1.2)	.5	(.7)	7.5	(8.4)	(.9)
Client transfers from mutual funds to other portfolios	(1.9)	1.9	—	(5.8)	5.8	—
Net cash flows after client transfers	(3.1)	2.4	(.7)	1.7	(2.6)	(.9)
Market depreciation, net of income	(31.0)	(15.8)	(46.8)	(13.3)	(7.1)	(20.4)
Change during the period	(34.1)	(13.4)	(47.5)	(11.6)	(9.7)	(21.3)
Assets under management at September 30, 2015	$ 466.0	$ 259.5	$ 725.5	$ 466.0	$ 259.5	$ 725.5

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2 For the three-month period ended September 30, 2015, the mutual funds' net cash flows after client transfers include net outflows of $3.7 billion from the fixed income funds that were offset in part by net inflows of $.4 billion into the stock and blended asset funds and $.2 billion into the money market funds. For the other portfolios, net cash inflows during the third quarter of 2015 were $2.4 billion, including $1.9 billion of transfers from the mutual funds. These net cash inflows include net inflows from subadvised clients and the firm's other sponsored portfolios that were offset in part by net cash outflows from a small number of institutional investors. The firm's overall net cash flows for the third quarter of 2015 include $1.4 billion that originated in the firm's target-date retirement strategies, which totaled $156.9 billion in assets under management at September 30, 2015. These target-date assets contribute to the nearly $201 billion of assets under management in the firm's asset allocation portfolios. T. Rowe Price remains debt-free with ample liquidity, including cash and sponsored portfolio investment holdings of nearly $3.0 billion at September 30, 2015. The firm expended $852 million during the first nine months of 2015 to repurchase 11.2 million shares of its outstanding common stock, including nearly $467 million to repurchase 6.4 million shares in the third quarter. Based on current strategic projects and plans, the firm expects capital expenditures for the full year 2015 to be about $170 million, including $115 million already invested in technology and facilities this year. The firm's expenditures for the year have been made from its available liquid resources. Investment Performance For the three-year period ended September 30, 2015, 78% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis, 77% outperformed for the five-year period, 88% outperformed for the 10-year period, and 71% outperformed for the one-year period. In addition, T. Rowe Price stock, bond, and blended asset funds, that ended the quarter with an overall rating of four or five stars from Morningstar, account for 84% of the assets under management in the firm's rated funds. The performance of the firm's institutional strategies against their benchmarks was substantially similar. The firm's target-date retirement funds continue to deliver very attractive long-term performance, with 100% of these funds outperforming their comparable Lipper averages on a total return basis for the three-, five-, and 10-year periods ended September 30, 2015. Financial Results Investment advisory revenues earned in the third quarter of 2015 from the T. Rowe Price mutual funds distributed in the U.S. were $670.8 million, an increase of $29.2 million, or 5%, from the comparable 2014 quarter. Average mutual fund assets under management in the third quarter of 2015 were $491.7 billion, an increase of 4% from the average in the third quarter of 2014. Investment advisory revenues earned in the third quarter of 2015 from the other investment portfolios were $251.8 million, an increase of $2.7 million, or 1%, from the comparable 2014 quarter. Average assets under management in the third quarter of 2015 were $271.4 billion, an increase of 1% from the average in the third

3 quarter of 2014. Investors domiciled outside the United States accounted for about 5% of the firm's assets under management at September 30, 2015. Money market advisory fees and other fund expenses voluntarily waived by the firm to maintain positive yields for investors in the third quarter of 2015 were $11.6 million, compared with $14.6 million in the 2014 quarter. For the first nine months of 2015, the firm has waived $37.8 million in such fees compared with $43.9 million in the 2014 period. The firm expects that it will continue to waive such fees for the remainder of the year and into 2016. Operating expenses were $590.7 million in the third quarter of 2015, up $58.6 million from the comparable 2014 quarter. Compensation and related costs have increased $33.0 million from the third quarter of 2014, due primarily to an increase in the interim accrual for year-end bonus compensation, higher stock-based compensation, and higher salaries and benefits from modest base salary increases at the beginning of the year and added headcount. The firm has increased its average staff size by 3.9% from the third quarter of 2014. At September 30, 2015, the firm employed 5,908 associates compared to 5,991 associates at the end of June. The increase in the firm's average staff size and the decline in the number of associates employed reflect the impact of the previously announced shift of 210 associates to BNY Mellon, with whom the firm has contracted to provide certain administrative services, including fund accounting and recordkeeping operations. Advertising and promotion costs were $13.2 million in the third quarter of 2015, compared with $12.7 million in the comparable 2014 period. The firm currently expects advertising and promotion costs for the full-year 2015 to increase about 5% from 2014 levels. Occupancy and facility costs, together with depreciation and amortization expense, were $73.4 million in the third quarter of 2015, up $9.2 million compared to the third quarter of 2014. The increase is primarily related to the ongoing update and enhancement of technology capabilities, including related maintenance programs. Other operating expenses in the third quarter of 2015 were up $15.2 million from the comparable 2014 quarter. More than half of the increase is attributable to costs now being paid to BNY Mellon for the performance of certain administrative services. The remainder of the increase in costs is due to higher business demands and the firm's continued investment in its operating capabilities. Net non-operating investment income in the third quarter of 2015 decreased $4.9 million from the 2014 quarter. In the third quarter of 2015, the firm recognized a $5.8 million foreign currency loss upon the deconsolidation of a mutual fund investment and a $4.8 million other-than-temporary impairment of an investment. These losses in the third quarter of 2015 were offset in part by an increase of $8.7 million in gains realized on the sale of certain of its sponsored fund investments in the third quarter of 2015 compared with the 2014 quarter. The

4 remainder of the decrease from the third quarter of 2014 is primarily from larger market losses recognized on the firm's other investment portfolios. The firm's effective tax rate for the third quarter of 2015 is 39.6%, which reflects certain adjustments made in the quarter to certain prior years' tax positions. The firm currently estimates that its effective rate for the full- year 2015 will be about 38.9%. Management Commentary James A. C. Kennedy, the company’s chief executive officer and president, commented: “The most impactful news of the recent quarter has been the first U.S. equities market correction in nearly four years, reached during the lows of late August. Over the full quarter, the S&P 500 was down just over 6%. Smaller companies and non-U.S. equities generally performed worse, especially in emerging markets. U.S. investment grade bonds produced positive returns, outperforming most high yield issues and non-U.S. bonds. “The consumer is buoyed by job growth and low inflation, most corporations enjoy a strong level of earnings and recovered balance sheets, and the U.S. economy continues on its path of modest expansion. Nevertheless, expectations for the pace of growth both in the U.S. and around the world have become more muted. Concerns are largely focused on the significant impact of lower commodity prices on the earnings, capital expenditures, and balance sheets of natural resource companies and their suppliers; the impact of the strong dollar on multi-national firms’ earnings; and the lower growth profile in China as well as in many other emerging markets. Meanwhile the markets await the Federal Reserve’s decision to begin the normalization of interest rates. Given these uncertainties, global market volatility has risen and markets are likely to remain choppy. “Within this environment our investment teams have generally done well for our clients. Over the one-, three-, five-, and 10-year time periods the majority of our portfolios have outperformed both their respective indices and competitors. “We have returned $3.4 billion to stockholders over the last three years, including nearly $1.8 billion in the first nine months of 2015. We have done so through stock repurchases, our regular quarterly dividends, and two special dividends. “As always, markets are a key driver of our short-term earnings results. The decline in global markets reduced our assets under management this quarter which has impacted our revenues. However, T. Rowe Price remains in a very favorable financial position, with a very strong cash position, no debt, and robust operating cash flows. The strength of our balance sheet gives us substantial flexibility to weather the inevitable ups and downs in the market, and allows us to continue to invest in our people and our strategic priorities. For example, we continue to broaden our distribution reach, and are pleased with the early levels of activity.”

5 Other Matters The financial results presented in this release are unaudited. The firm expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2015 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include additional information on the firm's unaudited financial results at September 30, 2015. Certain statements in this earnings release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, dividends, stock repurchases, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2014 Form 10-K. Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. CONTACT T. ROWE PRICE, PUBLIC RELATIONS Brian Lewbart 410-345-2242 brian_lewbart@troweprice.com Elizabeth Dudley 410-577-4237 elizabeth_dudley@troweprice.com

6 Unaudited Condensed Consolidated Statements of Income (in millions, except per share amounts) Three months ended Nine months ended Revenues 9/30/2014 9/30/2015 9/30/2014 9/30/2015 Investment advisory fees $ 890.7 $ 922.6 $ 2,572.4 $ 2,761.3 Administrative fees 92.7 88.3 280.8 272.9 Distribution and servicing fees 37.4 38.1 106.5 114.2 Net revenues 1,020.8 1,049.0 2,959.7 3,148.4 Operating expenses Compensation and related costs 346.4 379.4 991.7 1,086.8 Advertising and promotion 12.7 13.2 49.9 52.7 Distribution and servicing costs 37.4 38.1 106.5 114.2 Depreciation and amortization of property and equipment 28.3 33.1 83.4 94.4 Occupancy and facility costs 35.9 40.3 107.3 118.5 Other operating expenses 71.4 86.6 210.0 237.9 Total operating expenses 532.1 590.7 1,548.8 1,704.5 Net operating income 488.7 458.3 1,410.9 1,443.9 Non-operating investment income 5.2 0.3 73.4 60.1 Income before income taxes 493.9 458.6 1,484.3 1,504.0 Provision for income taxes 190.3 181.5 570.6 584.2 Net income $ 303.6 $ 277.1 $ 913.7 $ 919.8 Net income allocated to common stockholders Three months ended Nine months ended 9/30/2014 9/30/2015 9/30/2014 9/30/2015 Net income $ 303.6 $ 277.1 $ 913.7 $ 919.8 Less: net income allocated to outstanding restricted stock and stock unit holders (3.8) (4.1) (10.5) (11.8) Net income allocated to common stockholders $ 299.8 $ 273 $ 903.2 $ 908 Earnings per share on common stock Basic $ 1.15 $ 1.08 $ 3.47 $ 3.54 Diluted $ 1.12 $ 1.06 $ 3.37 $ 3.45 Weighted-average common shares Outstanding 259.7 252.7 260.2 256.3 Outstanding assuming dilution 267.4 258.6 268.2 262.9 Dividends declared per share, including a $2.00 per share special cash dividend declared and paid in the first quarter of 2015 $ .44 $ .52 $ 1.32 $ 3.56

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended	
	9/30/2014	9/30/2015	9/30/2014	9/30/2015
Sponsored U.S. mutual funds				
Stock and blended asset	$ 537.8	$ 563.0	$ 1,549.8	$ 1,681.7
Bond and money market	103.8	107.8	296.0	318.0
	641.6	670.8	1,845.8	1,999.7
Other investment portfolios				
Stock and blended asset	210.8	212.2	610.1	645.2
Bond, money market, and stable value	38.3	39.6	116.5	116.4
	249.1	251.8	726.6	761.6
Total	$ 890.7	$ 922.6	$ 2,572.4	$ 2,761.3

Average Assets Under Management (in billions)	Three months ended		Nine months ended	
	9/30/2014	9/30/2015	9/30/2014	9/30/2015
Sponsored U.S. mutual funds				
Stock and blended asset	$ 367.5	$ 386.0	$ 356.3	$ 388.8
Bond and money market	104.2	105.7	100.6	106.2
	471.7	491.7	456.9	495.0
Other investment portfolios				
Stock and blended asset	205.7	207.2	200.2	210.3
Bond, money market, and stable value	62.1	64.2	62.3	63.3
	267.8	271.4	262.5	273.6
Total	$ 739.5	$ 763.1	$ 719.4	$ 768.6

Ending Assets Under Management (in billions)	As of	
	12/31/2014	9/30/2015
Sponsored U.S. mutual funds		
Stock and blended asset	$ 373.0	$ 362.8
Bond and money market	104.6	103.2
	477.6	466.0
Other investment portfolios		
Stock and blended asset	206.9	195.1
Bond, money market, and stable value	62.3	64.4
	269.2	259.5
Total	$ 746.8	$ 725.5
Stock and blended asset portfolios	$ 579.9	$ 557.9
Fixed income portfolios	166.9	167.6
Total	$ 746.8	$ 725.5

Condensed Consolidated Cash Flows Information (in millions)	Nine months ended	
	9/30/2014	9/30/2015
Cash provided by operating activities, including $107.4 of stock-based compensation expense in 2015	$ 1,216.1	$ 1,371.5
Cash used in investing activities, including ($114.6) for additions to property and equipment and $72.4 in net proceeds from sponsored fund dispositions in 2015	(415.7)	(48.6)
Cash used in financing activities, including common stock repurchases of ($820.7) and dividends paid of ($927.2) in 2015	(553.9)	(1,664.6)
Net change in cash during the period	$ 246.5	$ (341.7)

Condensed Consolidated Balance Sheet Information (in millions)	As of	
	12/31/2014	9/30/2015
Cash and cash equivalents	$ 1,506.1	$ 1,164.4
Accounts receivable and accrued revenue	442.8	431.4
Investments in sponsored funds	1,884.0	1,805.1
Other investments	408.3	395.5
Property and equipment, net	586.4	603.0
Goodwill	665.7	665.7
Other assets	151.1	201.5
Total assets	5,644.4	5,266.6
Total liabilities	249.2	593.0
Stockholders' equity, 251.7 common shares outstanding at September 30, 2015, includes net unrealized holding gains of $120.5 at September 30, 2015	$ 5,395.2	$ 4,673.6

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